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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                                 ELOYALTY CORP.
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                                (Name of Issuer)


                          Common Stock $0.1 par value
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                         (Title of Class of Securities)


                                   290151 307
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                                 (CUSIP Number)


                                 April 19, 2002
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 290151 307
           -----------
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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Brookside Capital Partners Fund, L.P.
      EIN No.: 04-3313066
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
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                          SOLE VOTING POWER
                     5
                          665,472* Shares
    NUMBER OF      -----------------------------------------------------------
     SHARES               SHARED VOTING POWER
  BENEFICIALLY       6
    OWNED BY              0
      EACH         -----------------------------------------------------------
   REPORTING              SOLE DISPOSITIVE POWER
     PERSON          7
      WITH                665,472* Shares
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    665,472* Shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    10.1%
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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12    PN
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* Includes 296,327 shares of 7% Series B Convertible Preferred Stock, $.01 par value, which are to become convertible into shares of Common Stock on a one for one basis (subject to adjustment) at the option of the holder begining June 19, 2002.


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Item 1(a).  Name of Issuer

         The name of the issuer to which this filing on Schedule 13G relates is Eloyalty Corp. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices

         The principal executive offices of the Company are located at 150 Field Drive, Suite 250, Lake Forest, Illinois 60045.

Item 2(a).  Name of Person Filing

         This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management") is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.


Item 2(b).  Address of Principal Business Office or, if none, Residence

         The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Brakeman is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).  Citizenship

         Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d).  Title of Class of Securities

         The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $.01 Par Value.

Item 2(e).  CUSIP Number

         A CUSIP number of the Company's Common Stock is 290151 307.

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
            Not applicable.

(a)  [ ]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).


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(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act
          (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ]  An investment adviser in accordance with section 13d-1(b)(1)(ii)(E).
(f)  [ ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)  [ ]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
          Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     [x] If this statement is filed pursuant to section 240.13d-1(c), check this box.


Item 4.     Ownership

Item 4(a).  Amount beneficially owned

         As of the close of business on April 19, 2002, the Brookside Fund owned 296,327 shares of 7% Series B Convertible Preferred Stock ("Series B Stock"), $.01 Par Value of the Company, which are to become convertible into shares of Common Stock on a one for one basis (subject to adjustment) at the option of the holder beginning June 19, 2002. Also as of the close of business on April 19, 2002 the Brookside Fund owned 369,145 shares of Common Stock of the Company. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Roy Edgar Brakeman, III is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b).  Percent of Class

         As of the close of business on April 19, 2002, the Brookside Fund was the beneficial owner of 10.1% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 6,296,990 shares of Common Stock outstanding, based on representations made in the Company's 10-K405 filed with the Securities and Exchange Commission on March 28, 2002.

Item 4(c).  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:          665,473* Shares



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        (ii)   shared power to vote or to direct the vote:              0

       (iii)   sole power to dispose or to direct the disposition of:
                                                                 665,473* Shares

        (iv)   shared power to dispose or to direct the disposition of:
                                                                        0
Item 5.     Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8.     Identification and Classification of Members of the Group

         Not Applicable.

Item 9.     Notice of Dissolution of Group

         Not Applicable.

* Includes 296,327 shares of Series B Stock, which are to become convertible into shares of Common Stock on a one for one basis (subject to adjustment) at the option of the holder beginning June 19, 2002.

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Item 10.    Certification

         By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  April 19, 2002

                                      BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                                      By: /s/  Roy Edgar Brakeman, III
                                          --------------------------------------
                                          Name:    Roy Edgar Brakeman, III
                                          Title:   Managing Director


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